Paula Winner Barnett, Esq.
                       17967 Boris Drive, Encino, CA 91316
                               tel (818) 776-9881
                               fax (818) 743-7491
                             pwbarnett@sbcglobal.net

                                  May 18, 2005

VIA FACSIMILE

Russell Mancuso, Branch Chief
Tom Jones, Examiner
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0306

         Re:      Calypte Biomedical Corporation
                  Amendment No. 3 to Form SB-2 on Form S-3
                  Filed April 27, 2005
                  File No. 333-124344 (the "Registration Statement")

Dear Messrs. Mancuso and Jones:

On behalf of Calypte Biomedical Corporation ("Calypte"), the following are Calypte's responses to the corresponding numbered comments in the May 13, 2005 letter from the Securities and Exchange Commission (the "Commission"). Calypte has filed an amended Registration Statement on the EDGAR system, entitled Post-Effective Amendment No. 4 to Form SB-2 on Form S-3, File No. 333-119646 (the "Amended Registration Statement"), to conform the Amended Registration Statement to the Commission's comments to the Registration Statement and to the financial statements and other disclosures made in Calypte's Form 10-QSB for the quarter ended March 31, 2005 filed with the Commission on May 16, 2005. A copy of the Amended Registration Statement marked to show the changes made from the Registration Statement has been sent by facsimile to your attention.

Commission Comment, General, No. 1

1. Please reconcile (1) your registration statement facing page which identifies the filing as an amendment with (2) the Edgar tag you chose to use which identifies your filing as a new registration statement. If you are not registering additional securities, you should not file a new registration statement. If your intention is solely to create a single prospectus per Rule 429, you should file a post-effective amendment to the latest registration statement that registered securities that are the subject of the single prospectus. The filing should comply with the last sentence of Rule 429(b).

Messrs. Mancuso and Jones
May 18, 2005
Page 2


Calypte Response, General, No. 1

1. Calypte has revised the Amended Registration Statement facing page to identify it as a post-effective amendment to Calypte's latest registration statement, File No. 333-119646. The purpose of the Amended Registration Statement is to create a single prospectus per Rule 429 to cover the resale by certain selling security holders of shares of Calypte's common stock (the "Common Stock"), the resale of which was previously registered pursuant to Registration Statement Nos. 333-119646, 333-116491 and 333-117439. No new shares are included in the Amended Registration Statement. The Amended Registration Statement is being filed to update the financial statements and disclosures in Registration Statement Nos. 333-119646, 333-116491 and 333-117439. The
         selling security holders table has been updated so that the Amended Registration Statement includes only shares that have not previously been sold. The Amended Registration Statement has been filed on the EDGAR system as a post-effective amendment.

Commission Comment, General, No. 2

2. Please submit as correspondence on EDGAR your May 2, 2005, May 3, 2005 and May 8, 2005 letters.

Calypte Response, General, No. 2

2. Calypte has filed the requested letters on EDGAR.

Commission Comment, Prospectus Cover Page, No. 3

3. Please provide a one-page prospectus cover that is limited to required information and information that is key to an investment decision. For example, it is unclear why the previous registration status is relevant to investors who are considering whether to purchase the securities offered by the prospectus.

Calypte Response, Prospectus Cover Page, No. 3

3. The prospectus cover of the Amended Registration Statement has been amended to cover only what Calypte believes is required information and information that is key to an investment decision to purchase the securities covered in the prospectus.

Messrs. Mancuso and Jones
May 18, 2005
Page 3


Commission Comment, Exhibit 5.1, No. 4

4. The opinion that you file as an exhibit must be based on applicable law and may not assume that that law is similar to some other jurisdiction. We note that the opinion you filed impermissibly assumes that Delaware law is the same as California law.

Calypte Response, Exhibit 5.1, No. 4

4. The legal opinion has been revised so that it is based on Delaware law. The assumption that Delaware law is the same as California law has been deleted.

Commission Comment, Exhibit 5.1, No. 5

5. Please ask your counsel to submit via Edgar a confirmation that it concurs with our understanding that its reference "General Corporation Law of the State of Delaware" includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Calypte Response, Exhibit 5.1, No. 5

5. The legal opinion filed as Exhibit 5.1 has been revised to state that the reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Commission Comment, Exhibit 5.1, No. 6

6. Please tell us why the assumptions mentioned in the fourth paragraph following paragraph (h) are necessary and appropriate for the shares that are already outstanding.

Calypte Response, Exhibit 5.1, No. 6

6. Counsel has revised its legal opinion to delete the assumptions set forth in the fourth paragraph following paragraph (h). The legal opinion now states that the shares of Common Stock that are already outstanding are legally issued, fully paid and nonassessable and that the shares of Common Stock which are issuable upon exercise of the warrants, conversion of the convertible debentures and in connection with the consulting agreement registered under the Amended Registration Statement when issued as described in the Description of Securities and in accordance with the terms of each respective warrant, convertible debenture and consulting agreement, and upon receipt by the Company of the consideration provided for thereunder, will be legally issued, fully paid and nonassessable.

Messrs. Mancuso and Jones
May 18, 2005
Page 4


Calypte's officers and I are available to discuss with you any further comments or questions you may have to assist your review of the Amended Registration Statement in order for it to be effective at the earliest possible date.

                                Very truly yours,


                                /s/ Paula Winner Barnett
                                Paula Winner Barnett

cc:      Mr. J. Richard George